FFBW, INC.

1360 South Moorland Road

Brookfield, Wisconsin 53005

August 10, 2017

Via Edgar

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	FFBW, Inc.
Registration Statement on Form S-1 (Registration Number 333-218736)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

FFBW, Inc., a federal corporation in formation (the “Company”), hereby requests that the Company’s Registration Statement on Form S-1 be declared effective on August 14, 2017 at 10:00 a.m., or as soon thereafter as is practicable.

Please contact Steven Lanter of Luse Gorman, PC. at (202) 274-2004 if you have any questions concerning this matter.

Very truly yours,

Edward H. Schaefer
President and Chief Executive Officer